SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 October 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

31 October 2013

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF A TRANSACTION BY A CONNECTED PERSON OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

On 31 October 2013, the Group was notified that on 29 October 2013 Pedro Horta-Osório, a connected person of António Horta-Osório, purchased 230 American Depository Receipts (ADRs) in the Group at a price of US $5.12 per ADR (each ADR representing four ordinary shares of 10 pence each in the Group).

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transaction took place in the United States and the ADRs are listed on the New York Stock Exchange.

ENQUIRIES:

Investor Relations
Charles King +44 (0) 20
7356 3537
Investor Relations Director
Email: charles.king@
finance.lloydsbanking.com

Corporate Affairs
Andrew Swailes +44 (0) 20 7356 1714
Corporate Media Relations Manager
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 31 October 2013